Att 3/5/2003

CM

03014031

SE[…]S […] COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
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| SEC FILE NUMBER |
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| 8-51355 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH. D.C. 165 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Drive
(No. and Street)

| St. Louis | MO | 63146 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria L. Ragland (314)205-9292
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor P.C.
(Name — if individual, state last, first, middle name)

| 222 S. Central - Suite 506 | St. Louis | MO | 63105 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

# OATH OR AFFIRMATION

I, Victoria L. Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services, Inc., as of December 31, xx2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Victoria L Ragland
Signature

Pres
Title

Joyce Feegle
Notary Public

Joyce Feegle

JOYCE FEEGLE
Notary Public – Notary Seal
State of Missouri
County of St. Louis
My Commission Expires Aug 31, 2003

This report** contains (check all applicable boxes):

- xx (a) Facing page.
- xx (b) Statement of Financial Condition.
- xx (c) Statement of Income (Loss).
- xx (d) Statement of Changes in Financial Condition.
- xx (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- xx (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- xx (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- xx (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- xx (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- xx (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Equity Investment Services, Inc.
## Financial Statements
## December 31, 2002

## CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accountants

??? SOUTH CENTRAL AVENUE
SUITE 506
T. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

To the Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2002 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor P.C.

February 14, 2003

**Equity Investment Services, Inc.**
**Balance Sheet**
**December 31, 2002**

## ASSETS

| | 2002 |
|---|---|
| **Current Assets:** | |
| Cash - Checking Account | $ 1,200 |
| Cash and Cash Equivalents | 1,200 |
| Commissions Receivable | 368 |
| Securities - Available for Sale | 12,750 |
| Prepaid Taxes | 200 |
| Total Current Assets | 14,518 |
| **Total Assets** | $ 14,518 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2002 |
|---|---|
| **Current Liabilities:** | |
| Commissions Payable | $ 1,598 |
| Total Current Liabilities | 1,598 |
| **Stockholder's Equity:** | |
| Capital Stock: | |
| Authorized: 30,000 Shares | |
| Par Value $1 Per Share | |
| Issued and Outstanding: 10,000 Shares | 10,000 |
| Retained Earnings | - |
| Accumulated Other Comprehensive Income | 2,920 |
| Total Stockholders' Equity | 12,920 |
| **Total Liabilities and Stockholders' Equity** | $ 14,518 |

The accompanying notes are an integral part of the financial statements.

## Equity Investment Services, Inc.
## Statement of Income
## For the Year Ended December 31, 2002

| | 2002 |
|---|---|
| **Income:** | |
| Commissions Earned | $ 98,858 |
| **Expenses:** | |
| Bank Service Charges | 30 |
| Commissions Paid | 99,680 |
| Licenses and Permits-Refunded | (760) |
| Professional Fees | (1,500) |
| | 97,450 |
| **Income (Loss) from Operations** | 1,408 |
| **Other Income (Expense):** | |
| Dividend Income | 6 |
| Capital Gain Dividends | 2 |
| Realized (Losses) on Securities | (2,462) |
| | (2,454) |
| **Net Income (Loss) Before Income Taxes** | (1,046) |
| **Provision for Income Taxes** | 727 |
| **Net Income (Loss)** | (1,773) |
| **Other Comprehensive Income:** | |
| Unrealized Gain on Security | (283) |
| **Comprehensive Income (Loss)** | $ (2,056) |

The accompanying notes are an integral part of the financial statements.

## Equity Investment Services, Inc.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2002

| | Common Stock | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|
| **Balance, Beginning of the Year** | $ 10,000 | $ - | $ 4,976 | $ 14,976 |
| Comprehensive Income | | | | |
| Net Income (Loss) | - | - | (1,773) | (1,773) |
| Unrealized Loss on Securities | - | - | (283) | (283) |
| Common Stock Subscription | - | - | - | - |
| **Retained Earnings, End of the Year** | $ 10,000 | $ - | $ 2,920 | $ 12,920 |

The accompanying notes are an integral part of the financial statements.

# Equity Investment Services, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2002

| | 2002 |
|---|---|
| **Net Cash Flows From Operating Activities:** | |
| Net Income (Loss) | $ (1,773) |
| Adjustments to reconcile net income (loss) to net cash from operations: | |
| Loss on Sale of Securities | 2,462 |
| (Increase) Decrease in Commissions Receivable | 180 |
| (Increase) Decrease in Prepaid Expenses | (200) |
| Increase (Decrease) in Accounts Payable | 1,420 |
| Increase (Decrease) in Accrued Expenses | (1,500) |
| Net Cash Provided by Operations | 589 |
| **Cash Flows From Investing Activities:** | |
| Purchase of Securities | (12,251) |
| Proceeds from Sales of Securities | 12,236 |
| Net Cash Provided By (Used In) Investing Activities | (15) |
| **Net Increase (Decrease) in Cash** | 574 |
| **Cash and Cash Equivalents at Beginning of Year** | 626 |
| **Cash and Cash Equivalents at End of Year** | $ 1,200 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash Paid for Interest | $ - |
| Cash Paid for Taxes | $ 927 |

The accompanying notes are an integral of the financial statements.

# Equity Investment Services, Inc.
# Notes to Financial Statements
# December 31, 2002

1) Summary of Significant Accounting Policies.

a) Company's Activities - The Company, located in St. Louis, Missouri, is an NASD registered broker/dealer that offers a variety of financial products to its clients. The Company's primary products are mutual funds and insurance contracts.

b) Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

c) Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.

e) Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.

f) Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

g) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3) Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2002. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $5,982 in excess of minimum net capital required.

4) Securities.

The Company invests in mutual funds. At December 31, 2002, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2002, these securities had a fair value of $12,750, a cost of $12,244 and an unrealized gain of $505. Realized losses on securities sold during 2002 were $2,462.

## Equity Investment Services, Inc.
## Notes to Financial Statements
## December 31, 2002

5) Major Customers.

The Company had commission income from two customers during 2002 which accounted for approximately 83% of total commission income.

6) Income Taxes.

The income tax expense of the Company consists of the following:

| | 2002 |
|---|---|
| Current Tax Expense: | |
| Federal | $ 530 |
| State | 197 |
| Income Tax Expense | $ 727 |